

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2020

Francois Michelon
Chief Executive Officer
ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105

     Re: ENDRA Life Sciences Inc.
        Registration Statement on Form S-3
        Filed January 10, 2020
        File No. 333-235883

Dear Mr. Michelon:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Mark R. Busch, Esq.